Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

**Rule 12g3-2(b) File No. 82-34800**



November 30, 2



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1.Enclosed herewith please find the copy of the following press releases in English:

(a) J:COM SECURES TWO EXCLUSIVE HIGH DEFINITION CHANNELS THROUGH FIBER NETWORKS (November 7,2005)

(b) JUPITER TELECOMMUNICATIONS TO ACQUIRE MAJORITY STAKE IN ROKKO ISLAND CABLE VISION (November 17,2005)

(c) J:COM'S ODAKYU SUBSIDIARY TO BE RENAMED J:COM SETAMACHI (November 24,2005)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
IR Officer
IR Office & Treasury Dept.

**November 24, 2005**
**FOR IMMEDIATE RELEASE**

## J:COM's Odakyu Subsidiary to be Renamed J:COM Setamachi

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced the upcoming name change of Odakyu Telecommunication Services Co., Ltd., a consolidated subsidiary of J:COM. The company will be renamed J:COM Setamachi Co., Ltd. on January 1, 2006. J:COM Setamachi will continue its commitment to provide advanced data and entertainment services, including digital cable TV, to the areas served by Odakyu Telecommunication Services. By offering these services under the J:COM brand, J:COM will strive to strengthen the company's presence in and relationship with the local community. The new name was approved at the shareholders' meeting of Odakyu Telecommunication Services held on November 24.

Details are as follows:

| | | |
|---|---|---|
| 1. | New Name | J:COM Setamachi Co., Ltd. |
| 2. | Date of Change | January 1, 2006 |
| 3. | Reason for Change | On September 30, 2005, all of the shares of Odakyu Telecommunication Services Co., Ltd. were acquired by Jupiter Telecommunications Co., Ltd. from Odakyu Electric Railway Co., Ltd. The change in the company's name is to stay consistent with the national branding of J:COM in the communities it serves, and to make J:COM widely known to the local community as the new shareholder of their local cable operator. |

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,996,100 subscribing households (as of September 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through its managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC. and Microsoft Corporation. J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information (available in Japanese and English), visit J:COM's website at http://www.jcom.co.jp.

# # #

*Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.*

J:COM

**November 17, 2005 (Nov. 18, 2005)**
**FOR IMMEDIATE RELEASE**

**Jupiter Telecommunications to Acquire Majority Stake in Rokko Island Cable Vision**

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that it will acquire a majority stake in Rokko Island Cable Vision Co., Ltd. (RICV) by acquiring all of the shares currently owned by Sekisui House, Ltd. This acquisition is expected to occur on January 10, 2006.

As one of the core components of its growth strategy, J:COM has been actively pursuing additional investment in cable television operators. By acquiring all of the shares of RICV owned by Sekisui House (456 shares, 76% of the shares outstanding), RICV will become a consolidated subsidiary of J:COM. Additional financial details of this acquisition are not being disclosed.

RICV operates in the Rokko Island area of Kobe City, which is adjacent to the areas served by J:COM's Cablenet Kobe Ashiya Co., Ltd. system. Following the acquisition, J:COM will strive to increase the operational efficiencies in the area through the sharing of head-ends and digital equipment, and will make efforts to create strategic synergies from combining local sales and marketing activities.

RICV's serviceable households, or "homes passed," total approximately 6,100 households, and the Rokko Island area of Kobe is well-known as being a relatively international and IT-savvy seaside cultural city center with many multiple dwellings units. For the time being, the brand name of RICV will remain unchanged, and the existing services will continue to be offered.

"The relatively dense local population provides opportunities for J:COM, particularly for increasing new subscriptions in the future," said Tomoyuki Moriizumi, President & CEO of J:COM. "The main cable infrastructure within the service area has already been upgraded, and relatively little additional investment will be necessary to offer digital services. J:COM plans to offer primary telephony and digital services, including VOD, that are currently unavailable in this area. Utilizing J:COM's

technology and community-based marketing approach, we look forward to providing the customers of RICV with still greater services."

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,996,100 subscribing households (as of September 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through its managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC. and Microsoft Corporation. J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information (available in Japanese and English), visit J:COM's website at http://www.jcom.co.jp.

# # #

*Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.*

## Appendix

### 1. Purpose of Share Acquisition

As part of the growth strategy for the Jupiter Telecommunications Group, J:COM will acquire 76% of the outstanding shares of Rokko Island Cable Vision (RICV), serving customers in Kobe's Rokko Island area, and intends to make the company a consolidated subsidiary of J:COM.

The acquisition will enable J:COM to offer its services to customers in RICV's service areas, which will allow J:COM to strive to increase customer satisfaction as well as to further expand its business operations through an increase in customers.

### 2. Company Profile of Rokko Island Cable Vision

(1) Company name: Rokko Island Cable Vision, Co., Ltd. (RICV)

(2) Business operations: Cable television operations, FM radio broadcasting, telecommunications business provided under the Telecommunications Business Law, etc.

(3) Established: October 2, 1988

(4) Headquarters: 5-13, Koyocho-naka, Higashinada-ku, Kobe City

(5) Representative: Kazuhiko Wakamatsu, Representative Director

(6) Paid-in Capital: JPY30 million

(7) Employees: 4 (as of January 31, 2005)

(8) Ownership: 76% of shares owned by Sekisui House, Ltd., 19% by Kobe Municipal Development Management Organization *(Kobe-shi Kaihatsu Kanri Jigyodan)*, and 5% by Sumitomo Corporation.

(9) Shares issued: 600

(10) Fiscal year end: January 31

(11) Primary offices: Rokko Island Create Center

(12) Business results of most recent fiscal year (unit: millions of Yen):

| | Year ended Jan. 31, 2004 | Year ended Jan. 31, 2005 |
|---|---|---|
| Revenue | 162 | 187 |
| Gross profit on sales | 61 | 56 |
| Operating income | 19 | 15 |
| Ordinary income | 19 | 16 |
| Net income | 12 | 10 |
| Total assets | 167 | 176 |
| Capital stock | 138 | 148 |
| Dividend per share | 0 | 0 |

*Note: (Amounts below one million Yen have been rounded down)*

**3. Seller**

(1) Company name: Sekisui House, Ltd.

(2) Representative: Isami Wada, CEO/President

(3) Headquarters: 1-1-88, Oyodo-naka, Kita-ku, Osaka

(4) Primary Business Operations: Building design/architecture, construction, contracting, administration, etc.

(5) Summary of capital, personnel, transaction relationships with J:COM

Capital: None at present

Personnel: None at present

Transaction: None at present

**4. Details and Date of Transfer**

(1) Details: Acquisition of 456 shares (76%) from current owner, Sekisui House, Ltd.

(2) Date: January 10, 2006 (scheduled)

**5. Shareholder Voting Rights of Company and Percentage Before and After Transfer:**

| | Before | After |
|---|---|---|
| (1) Voting rights held by J:COM: | 0 | 456 |
| (Shares held by J:COM): | 0 | 456 |
| (2) Total number of voting rights: | 600 | 600 |
| (Shares outstanding): | 600 | 600 |
| (3) Percentage of total voting rights: | 0% | 76% |
| (Percentage of shares outstanding) | 0% | 76% |

**6. Schedule**

November 17, 2005: Resolution to be passed at board meeting

January 10, 2006: Shares to be transferred (scheduled)

**7. Effect on business results:**

There will be no impact on J:COM's business results for this period, as RICV is expected to become a consolidated subsidiary of the company in January 2006.

J:COM

November 7, 2005
**FOR IMMEDIATE RELEASE**

## J:COM SECURES TWO EXCLUSIVE HIGH DEFINITION CHANNELS THROUGH FIBER NETWORKS

**FOXlife HD and Discovery HD Programming Will Begin on J:COM December 14, 2005**

**Tokyo, JAPAN** – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator in Japan based on the number of customers served, announced today that it will begin offering two digital High Definition (HD) channels, FOXlife HD and Discovery HD, beginning on Wednesday, December 14, 2005. By using optical transmission capabilities in conjunction with its proprietary network, J:COM will be able to transmit the HD signals to its customers with less interference and higher picture quality than is normally experienced with satellite transmissions.

FOXlife HD, a News Broadcasting Japan Co., Ltd. network, showcases lifestyle and entertainment programming highly targeted to women. Discovery HD, one of the networks of Discovery Japan, Inc., specializes in documentary programming. These two new HD channels offer exciting and dynamic original programming with greatly enhanced images and sound quality that are not available on the current, standard definition networks from FOX and Discovery Channel.

In the past, most of the digital programming offered by cable television operators was transmitted directly through a satellite broadcaster. Therefore, cable network content was the same as that of the satellite TV operator. The quality of on-screen images was also negatively affected by weather conditions, especially due to attenuation caused by rain.

By using the terrestrial optical transmission networks provided by Japan Digital Serve Corporation, J:COM will be able to transmit the HD programs of the new channels with consistently stable, enhanced quality exclusive to J:COM.

**FOXlife HD**

As a new and burgeoning network, FOXlife HD is designed to become a source of inspiration for today's women by providing the latest, high quality, award-winning programming gathered from all over the world. Almost all shows will be first-run in Japan and exclusive to FOXlife HD. FOXlife HD will feature Thane Camus and Mirai Yamamoto as the on-screen hosts who help viewers navigate the network's programming choices. FOXlife HD is focused on four main programming categories:

- *Lifestyle* -- The latest in fashion, gourmet, Health & Beauty, and travel information
- *Variety & Reality* –Current global prime time hit shows including popular, highly-rated variety programs
- *Romance & Comedy* – Under the catchphrase "Laughter & Romance", female skewed comedies and light romantic drama.
- *Dramas & Movies* -- Enjoy a new dimension of reality and power, as high-powered human drama, often with controversial edge, will be introduced for the first time to Japanese viewers.

**Discovery HD**

An overwhelming lineup of documentary and lifestyle programs, including some of the newest U.S. hit shows, is offered by Discovery HD, with powerful HD imagery and Dolby surround-sound creating an experience called "Future TV" that has never been available before. Some of Discovery HD's offerings include:

- *Sunrise Earth* -- The breathtakingly colorful scenes of sunrise in every corner of the world presented with magnificent music.
- *Lifestyle Hour* -- An extensive lineup of lifestyle programs
- *Prime Time* – A wide selection of topics including nature, travel, high technology, history, adventure and other issues are presented during core time (or "prime time") – scheduled daily from 20:08 – 23:52.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,996,100 subscribing households (as of September 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through its managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC. and Microsoft Corporation. J:COM is a public company, trading on the JASDAQ

stock exchange under the symbol JCOM. For more information (available in Japanese and English), visit J:COM's website at http://www.jcom.co.jp.

###

*Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.*